UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

MEMSIC, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103

(CUSIP Number)

Quan Zhou

IDG Capital Management (HK) Limited

Unit 5505, The Centre

99 Queen’s Road Central, Hong Kong

+(852) 2529-1016

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Growth Fund II L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,146,394
	8.	Shared voting power 0
	9.	Sole dispositive power 4,146,394
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,146,394
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 17.12% (1)
14.	Type of reporting person PN

(1)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Growth Fund II Associates L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,146,394(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,146,394(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,146,394
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 17.12% (3)
14.	Type of reporting person PN

(2)

The record owner of these shares is IDG-Accel China Growth Fund II L.P. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(3)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Investors II L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 339,108
	8.	Shared voting power 0
	9.	Sole dispositive power 339,108
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 339,108
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 1.4% (4)
14.	Type of reporting person PN

(4)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG-Accel China Growth Fund GP II Associates Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,485,502(5)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,485,502(5)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,485,502
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 18.52% (6)
14.	Type of reporting person CO

(5)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 339,108 shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both of these record holders, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(6)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investments, LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 150,000
	8.	Shared voting power 0
	9.	Sole dispositive power 150,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 150,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.62% (7)
14.	Type of reporting person PN

(7)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 221,393(8)
	8.	Shared voting power 0
	9.	Sole dispositive power 221,393(8)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 221,393
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.91% (9)
14.	Type of reporting person OO

(8)

Including 71,393 shares of which the Reporting Person is the record owner and 150,000 shares of which the record owner is IDG Technology Venture Investments, LP. By virtue of being the general partner of IDG Technology Venture Investments, LP, the Reporting Person may be deemed to have sole voting and dispositive power with respect to the shares of which the record owner is IDG Technology Venture Investments, LP.

(9)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investment III, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 18,328
	8.	Shared voting power 0
	9.	Sole dispositive power 18,328
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 18,328
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.076% (10)
14.	Type of reporting person PN

(10)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: IDG Technology Venture Investment III, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 18,328(11)
	8.	Shared voting power 0
	9.	Sole dispositive power 18,328(11)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 18,328
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.076% (12)
14.	Type of reporting person OO

(11)

The record owner of these shares is IDG Technology Venture Investment III, L.P. By virtue of being the general partner of IDG Technology Venture Investment III, L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.

(12)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: Quan Zhou
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 4,725,223(13)
	9.	Sole dispositive power
	10.	Shared dispositive power 4,725,223(13)
11.	Aggregate amount beneficially owned by each reporting person 4,725,223
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 19.51% (14)
14.	Type of reporting person IN

(13)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP, 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. The Reporting Person and Chi Sing Ho are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. The Reporting Person and Chi Sing Ho are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. The Reporting Person and Chi Sing Ho are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares.

(14)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

CUSIP No. 586264103

1.	Name of reporting person: Chi Sing Ho
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 4,725,223(15)
	9.	Sole dispositive power
	10.	Shared dispositive power 4,725,223(15)
11.	Aggregate amount beneficially owned by each reporting person 4,725,223
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 19.51% (16)
14.	Type of reporting person IN

(15)

Including 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP, 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. The Reporting Person and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. The Reporting Person and Quan Zhou are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. The Reporting Person and Quan Zhou are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP. By virtue of acting together to direct the management and operations of the ultimate general partners of each of the above record owners, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.

(16)	Based upon 24,219,685 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed with respect to MEMSIC, Inc. (the “Company” or “Issuer”) jointly by IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund GP II Associates Ltd., IDG Technology Venture Investments, LP, IDG Technology Venture Investments, LLC, IDG Technology Venture Investment III, L.P., IDG Technology Venture Investment III, LLC (collectively, the “IDG Filing Persons”), Mr. Quan Zhou and Mr. Chi Sing Ho (collectively referred to herein as the “Reporting Persons”) pursuant to their agreement of joint filing, filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed on November 20, 2012 (the “Schedule 13D”), on behalf of the reporting persons named therein with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and replaced by adding the following:

On April 22, 2013, MZ Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), MZ Investment Holdings Merger Sub Limited, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a subsidiary of Parent (the “Merger”). Parent and Merger Sub are special purpose vehicles found by affiliates of the Reporting Persons to effect the Merger.

The Reporting Persons anticipate that at the price per share of Common Shares set forth in the Merger Agreement, approximately US$86,300,000 will be expended in acquiring 19,494,462 outstanding shares of Common Share owned by stockholders of the Company other than the IDG Filing Persons (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to (i) purchase the Publicly Held Shares, (ii) pay for the outstanding options to purchase Common Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The acquisition of the Publicly Held Shares will be financed primarily through equity financing. The equity financing will be in the form of cash and/or rollover equity in the Company.

Concurrently with the execution of the Merger Agreement, IDG-Accel China Capital II L.P., an affiliate of the Reporting Persons that does not currently own securities of the Issuer, entered into an Equity Commitment Letter with Parent. Pursuant to the Equity Commitment Letter, IDG-Accel China Capital II L.P. will purchase, or cause the purchase of, equity interests of Parent for an aggregate cash purchase price in immediately available funds equal to $86,300,000 subject to adjustment.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Issuer’s willingness to enter into the Merger Agreement, IDG-Accel China Capital II L.P. entered into a limited guaranty in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Limited Guaranty”).

Concurrently with the execution of the Merger Agreement, Parent, IDG-Accel China Capital II L.P., and Rollover Holders (as defined in the Contribution Agreement) of the Issuer entered into a Contribution Agreement. Pursuant to the Contribution Agreement, at or prior to the Closing (as defined in the Merger Agreement) of the Merger, each Rollover Holder will acquire newly issued shares of Parent in exchange for Common Shares and/or cash consideration.

Concurrently with the execution of the Merger Agreement, Parent, the Issuer and certain Stockholders (as defined in the Voting Agreement) entered into a Voting Agreement. Pursuant to the Voting Agreement, each of the Stockholders have agreed (i) when a meeting of the stockholders of the Issuer is held, to appear at such meeting or otherwise cause their Securities (as defined in the Voting Agreement) to be counted as present thereat for the purpose of establishing a quorum and (ii) to vote or cause to be voted at such meeting all their Securities in favor of the adoption of the Merger Agreement and approval of the Merger.

The foregoing description of the Merger Agreement, the Merger and the other agreements and transactions related thereto does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such documents. Copies of the Merger Agreement, the Equity Commitment Letter, the Contribution Agreement, the Voting Agreement and the Limited Guaranty are filed as Exhibits 7.03 through 7.07 and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and replaced by adding the following:

On April 22, 2013, the Issuer entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer as the surviving entity. Under the terms of the Merger Agreement, each share of common stock of the Issuer (each, a “Common Share” and, collectively, the “Common Shares”) issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$4.225 in cash, without interest, except shares held by the Issuer as treasury stock or owned by Parent and Merger Sub or any wholly owned subsidiary of the Issuer, and shares to be contributed by Reporting Persons and other Rollover Holders to Parent prior to the effective time of the Merger pursuant to the Contribution Agreement.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Common Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Stock Market, and the Company will be privately beneficially held by the Reporting Persons and other Rollover Holders. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

On April 23, 2013, the Issuer announced the Merger in a press release and furnished to the SEC a report on Form 8-K regarding the Merger.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Except as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a), 5(b) and 5(c) of the Schedule 13D is hereby amended and replaced by adding the following:

(a) – (b)	The following disclosure assumes that there are 24,219,685 shares of Common Share outstanding as of December 31, 2012, as reported by the Issuer in a Form 10-K filed on March 22, 2013.

The responses of the IDG Filing Persons to Rows (7) through (11) of the cover page of this Amendment No. 1 are incorporated herein by reference.

(c)	Except as set forth in Item 3 and Item 4 above, incorporated herein by reference, none of the Reporting Persons has effected any transaction in the Common Shares during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and replaced by adding the following:

On April 22, 2013, the Issuer entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement, (i) Parent and IDG-Accel China Capital II L.P. entered into an Equity Commitment Letter, (ii) Parent, IDG-Accel China Capital II L.P., and certain other stockholders of the Issuer entered into a Contribution Agreement, (iii) Parent, the Issuer and certain stockholders of the Issuer entered into a Voting Agreement, and (iv) IDG-Accel China Capital II L.P. gave the Limited Guaranty in favor of the Issuer.

The descriptions in Item 3 and Item 4 of this Amendment No. 1 of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this Statement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.03 through 7.07 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.03:	Agreement and Plan of Merger by and among MZ Investment Holdings Limited, MZ Investment Holdings Merger Sub Limited and the Issuer, dated as of April 22, 2013.

Exhibit 7.04:	Equity Commitment Letter by and between MZ Investment Holdings Limited and IDG-Accel China Capital II L.P., dated as of April 22, 2013.

Exhibit 7.05:	Contribution Agreement by and among MZ Investment Holdings Limited, IDG-Accel China Capital II L.P. and certain other stockholders of the Issuer, dated as of April 22, 2013.

Exhibit 7.06:	Voting Agreement by and among MZ Investment Holdings Limited, the Issuer and certain stockholders of the Issuer, dated as of April 22, 2013.

Exhibit 7.07:	Limited Guaranty by and between IDG-Accel China Capital II L.P. and the Issuer, dated as of April 22, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013

IDG-ACCEL CHINA GROWTH FUND II L.P.		IDG TECHNOLOGY VENTURE
By:	IDG-Accel China Growth Fund II Associates	INVESTMENTS, LLC
L.P., its General Partner
By:	IDG-Accel China Growth Fund GP II Associates
Ltd., its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.		IDG TECHNOLOGY VENTURE INVESTMENT III, L.P.
By:	IDG-Accel China Growth Fund GP II Associates	By:	IDG Technology Venture Investment III, LLC, its
Ltd., its General Partner		General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA INVESTORS II L.P.		IDG TECHNOLOGY VENTURE INVESTMENT
By:	IDG-Accel China Growth Fund GP II Associates	III, LLC
Ltd., its General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU	Name:	Quan ZHOU
Title:	Authorized Signatory	Title:	Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.		CHI SING HO

By:	/s/ Quan ZHOU	By:	/s/ Chi Sing HO
Name:	Quan ZHOU
Title:	Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS, LP		QUAN ZHOU
By:	IDG Technology Venture Investments, LLC, its
General Partner

By:	/s/ Quan ZHOU	By:	/s/ Quan ZHOU
Name:	Quan ZHOU
Title:	Authorized Signatory